UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

Commission File Number: 000-30134

CDC CORPORATION

(Exact name of Registrant as specified in its Charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

33/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐ Yes         ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Exhibit	Description

1.01	Press release dated December 31, 2007 — CDC Corporation Provides Additional Financial Information in Accordance with NASDAQ Rules for Foreign Issuers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2007

CDC Corporation

By:	/s/ John Clough
Name: Title:	John Clough Director

EXHIBIT INDEX

Exhibit	Description

1.01	Press release dated December 31, 2007, CDC Corporation Provides Additional Financial Information in Accordance with NASDAQ Rules for Foreign Issuers